SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number

1.1	2021 Interim Report, dated August 10, 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

2

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	the completion of our proposed A share offering;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 18, 2021	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

China Telecom Corporation Limited Interim report 2021

Forward-Looking Statements Certain statements contained in this report may be viewed as “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”, a joint stock limited company incorporated in the People’s Republic of China with limited liability) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Financial Highlights

	Six-month period ended 30 June	
	2021	2020
Operating revenues *(RMB million)*	**219,237**	193,803
Service revenues[1] *(RMB million)*	**203,502**	187,110
EBITDA[2] *(RMB million)*	**66,348**	63,154
EBITDA margin[3]	**32.6%**	33.8%
Net profit[4] *(RMB million)*	**17,743**	13,949
Earnings per share *(RMB)*	**0.219**	0.172
Capital expenditure *(RMB million)*	**27,005**	43,126

Operating Revenues

(RMB million)



1H2021
219,237
1H2020
193,803

EBITDA[2]

(RMB million)



1H2021
66,348
1H2020
63,154

Net Profit[4]

(RMB million)



1H2021
17,743
1H2020
13,949

1 Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.

2 EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.

3 EBITDA margin is calculated based on EBITDA divided by service revenues.

4 Net profit represents profit attributable to equity holders of the Company.

China Telecom Corporation Limited Interim Report 2021 001

Chairman’s Statement Dear Shareholders, In the first half of 2021, the booming of digital e c o n o m y b r o u g h t t h e i n f o r m a t i o n a n d communications industry with an unprecedented period of strategic opportunities. The Company seized the new development stage, insisted on the new development philosophy and established the new development pattern. Taking A-share IPO as an opportunity, the Company further pushed forward the “Cloudification and Digital Transformation” strategy on all fronts. The Company insisted on its customer oriented approach, strengthened its core capabilities in sci-tech innovation, and accelerated the promotion of cloud-network integration. The Company also built the digitalised platform hub, strengthened the foundation of network and information security, promoted green development and deepened system and mechanism reform. The Company expanded the cooperation and win-win ecology to create the digital life, propel industrial upgrades and support social governance. The Company made great strides in building Digital China, with its development momentum continuing to strengthen and its development entering into the fast lane. In the first half of the year, the Company delivered double-digit growth in both revenue and profit, with its profitability achieving continuous improvement while its operating results reaching a new high. The Company continued to create new value for its Overall Results In the first half of 2021, operating revenues of the Company amounted to RMB219.2 billion, representing an increase of 13.1% year-on-year. Service revenues1 amounted to RMB203.5 billion, representing an increase of 8.8% year-on-year and surpassing the industry’s average growth rate2. EBITDA3 amounted to RMB66.3 billion, representing an increase of 5.1% over the same period of last year. Net profit4 amounted to RMB17.7 billion, representing an increase of 27.2% over the same period of last year. Excluding a one-off after-tax gain from the disposals of subsidiaries5, net profit increased by 17.0% over the same period of last year. Basic earnings per share were RMB0.219. Capital expenditure was RMB27.0 billion and free cash flow6 was RMB26.8 billion. Taking shareholders’ return into full consideration, alongside the Company’s profitability, cash flow level and capital needs for its future development, the Board of Directors has decided that the Company’s profit to be distributed in cash for the year 2021 shall be no less than 60% of the profit attributable to equity holders of the Company for that year. Within three years after A-share offering and listing, the profit to be distributed in cash for each year will gradually increase to 70% or above of the profit attributable to equity holders of the Company for that year. At the same time, an interim dividend will be 1 10 0 1 1 1 customers and shareholders.0 1 declared and paid starting from year 2022. The Board of Directors has full confidence in the Company’s future development and believes that the Company will continue to create value for its shareholders by virtue of its good profitability and cash flow generation capability, as well as its effective capital expenditure control. 1 Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues. Of which, mobile service revenues amounted to RMB97.9 billion, representing an increase of 8.2% year-on-year; wireline service revenues amounted to RMB105.6 billion, representing an increase of 9.3% year-on-year. 2 Performance of the communications industry economy in the first half of 2021 released by MIIT: telecommunications revenue grew by 8.7% year-on-year from January to June in 2021. 3 EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation. 4 Net profit represents profit attributable to equity holders of the Company. 5 The one-off after-tax gain from the disposals of E-surfing Pay Co., Ltd and China Telecom Leasing Corporation Limited was approximately RMB1.4 billion. 6 Free cash flow is calculated based on EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assts other than land-use-rights.1 10 10 002 China Telecom Corporation Limited Interim Report 2021 01 1 0 1

Chairman’sStatement 0 12 1 17 0 00 Ke Ruiwen Chairman and Chief Executive Officer 3 80 0 1 Business Performance In the first half of 2021, the flourishing of a new round of technological revolution and industrial transformation created huge space for the development of China’s digital economy industry. The integration of 5G, cloud computing and artificial intelligence (AI), among others, has formed new information infrastructure, while people’s yearning for a better life is giving rise to a variety of scene-based demands. The integration of digital technologies and the real economy has unleashed the potential of Industrial Digitalisation applications, while the demand for network security has been increasing day by day. The Company proactively embraced the opportunities arising from digital transformation, built up the differentiated edges of integrated intelligent information services with innovation, convergence and security, and delivered excellent operating results across all areas. 9 01 01 Dual enhancement of mobile subscriber scale and value. Led by 5G, the Company continued to deepen co-building and co-sharing, enrich its integrated intelligent information services under converged scenes, and establish the individual digital life covering entertainment, work and study. The Company also forged a high-quality experience for its 5G services, strengthened ecological cooperation, and comprehensively deployed the application and privilege portfolio for individual customers. Leveraging the edge of deepened integration of 5G and e-Surfing Cloud, the Company launched various differentiated and innovative applications such as AR/ VR, Ultra HD, e-Surfing Cloud Drive, and cloud games to cultivate users’ 5G usage habits, propel enhancement in both scale and value of mobile subscribers, and expand the potential value space for future extensive adoption of the technical characteristics of 5G such as low latency and high speedChina Telecom Corporation Limited Interim Report 2021 003

Chairman’s Statement In the first half of the year, the Company’s mobile communications service revenues amounted to RMB93.3 billion, representing an increase of 6.9% over the same period of last year. The total number of mobile subscribers reached 362 million, representing a net addition of 11.47 million. The number of 5G package subscribers reached 131 million with a penetration rate of 36.2%, which continued to surpass the industry average level. The number of 5G feature-app subscribers increased rapidly, while users upgrading to 5G maintained sound value growth. Mobile ARPU has reversed its downward trend and continued to increase, which amounted to RMB45.7, representing an increase of 2.9% over the same period of last year. The growth rate further improved over that of the first quarter. Value contribution from Smart Family convergence becoming prominent. With a focus on the digital life in all scenes, the Company developed integrated information services covering Smart Family, smart community and digital village. Based on its cloud-network integration capabilities, the Company created the high-quality “Triple-Gigabit” ubiquitous connectivity services, comprising 5G+Fibre Broadband+WiFi6. The Company built a Smart Family platform that aggregates different industry ecologies such as content, applications and smart home devices. The Company also created an engineering team for Smart Family to provide end-to-end DICT products and services for households, meeting their demands for a digitalised, network-based and smart digital family life. Capitalising on cloud-network integration, secure and reliable digital solutions, the Company proactively built up an informatisation service and governance system for smart community, while constructing digital village featuring intelligent production, smart life and digital governance. In the first half of the year, wireline and Smart Family service revenues of the Company amounted to RMB57.4 billion, representing an increase of 5.2% year-on-year. The total number of wireline broadband subscribers reached 164 million, while revenue from broadband access reached RMB38.1 billion, representing a year-on-year growth of 7.9%. Broadband access ARPU maintained the rebounce momentum, reaching RMB39.4 and representing an increase of 2.9% over the same period of last year. Revenue from Smart Family reached RMB7.2 billion, representing an increase of 32.9% over the same period of last year. The total number of Whole-home WiFi and e-Surfing Webcam subscribers grew 99.5% and 231.9% compared to the same period of last year respectively. The number of smart home devices managed by the Smart Family platform reached 270 million, representing an increase of 78.1% over the same period of last year. The broadband blended ARPU7 reached RMB46.8, representing an increase of 5.9% over the same period of last year. The value contribution from Smart Family has significantly enhanced. Thriving Industrial Digitalisation. Firmly seizing the opportunities emerging from the upgrade demands for digitalisation of the economy and society, the Company leveraged its unique edges in cloud-network integration and its vast reserves in the Industrial Digitalisation field to deeply integrate the essential elements of the digital economy with emerging information technologies to build a digitalised application platform. The Company repackaged its fundamental capabilities with 5G, e-Surfing Cloud and security as the core to enable numerous walks of life with intelligence injection and endowment. The Company formed an expert team with 36,000 staff to provide localised services, meeting customers’ demands for customisation in various use cases. In the first half of the year, the growth of the Company’s Industrial Digitalisation8 accelerated, with its revenue reaching RMB50.1 billion, representing an increase of 16.8% over the same period of last year. The value of 5G applications became visible, following an extensive, adoption in various fields such as government administration, finance, industry, society and livelihood. The Company’s three 5G customised network service modes, namely “Wide-area,” “Adjacent,” and “Wingspan”, fully demonstrated the characteristics of standalone (SA) network and significantly enhanced its customers’ operation and management efficiency through the intelligence injection and endowment to traditional industries. A series of benchmark projects in the areas of smart factories, mines, ports, power grids and cities among others, have been quickly replicated in many places across the country, with 5G business models based on 7 Broadband blended ARPU is calculated based on the sum of monthly average revenues from broadband access, e-Surfing HD and Smart Family applications and services divided by the average number of broadband subscribers. 8 Industrial Digitalisation mainly includes services such as Industry Cloud, IDC, Network Dedicated Line, Internet of Things (IoT), Digitalised Platform and Big Data. 004 China Telecom Corporation Limited Interim Report 2021

Chairman’s Statementnetwork coverage area, computing resources, platform management, applications and services becoming increasingly diversified. In the first half of the year, 5G applications in the government and enterprise area have gradually moved into the harvesting stage, with the number of 5G use cases being nearly doubled compared to the end of 2020. The market demand is expanding at an explosive pace. The edge of e-Surfing Cloud has been reinforced on all fronts, becoming a cornerstone for building Cyberpower and Digital China. More than 50 key core technologies made breakthroughs in areas such as elastic computing, distributive storage, mega-scale data processing, and content delivery networks (CDN). The Company has teamed up with hundreds of ecological partners to create more than two hundred cloud products in computing, storage, network, database, CDN, device, Big Data and AI, while also established the full stack cloud service capabilities covering infrastructure-as-a-service (IaaS), platform-as a-service (PaaS), and software-as-a-service (SaaS). Up to now, 50 of the Company’s cloud resource pools have passed Grade 3 or above in the Network Security Graded Protection Assessment, while 66 resource pools received the top rating of five stars +. This reflects that the Company’s cloud is deeply trusted by customers. e-Surfing Cloud demonstrated significant differentiated market advantages in ubiquitous government administration clouds such as large-scale state-owned enterprise clouds, medical clouds and education clouds. In the first half of the year, revenue from e-Surfing Cloud amounted to RMB14.0 billion, representing a year-on-year increase of 109.3% and maintaining the leading market position within the industry, of which revenues from PaaS and SaaS accounted for around 25%.Capturing Opportunities from A-Share IPO to Promote “Cloudification and Digital Transformation” Strategy on All Fronts In the first half of the year, the Company deepened the implementation of its “Cloudification and Digital Transformation” strategy. Firmly seizing new opportunities for reforms and development brought about by A-share IPO, the Company comprehensively strengthened cloud-network integration, digitalised platform and sci-tech innovation capabilities. Along with the innovation and reform of its systems and mechanisms, the Company’s operating efficiency continued to enhance, while its development impetus became significantly strengthened. In the future, the Company will take A-share IPO as an opportunity to step up the implementation of market-oriented restraint and incentive mechanisms and further consolidate resources such as cloud-network, edge, subscribers and talents with the aid of capital and ecology power. The Company will create ecological cooperation and strengthen strategic collaboration to jointly expand the ecosphere. The Company will also optimise its organisation, team and workflow to enhance operation and servicing capabilities. The Company will unleash development impetus by combining the capital market and customer market closely together. The Company will also deepen reform, promote green development and strive to create new development space. China Telecom Corporation Limited Interim Report 2021 005

Chairman’s Statement Consolidating cloud-network resources and strengthening edges of unified new information infrastructure. In the first half of the year, the Company strengthened its unified deployment of cloud and Internet Data Centre (IDC) resources according to the “2+4+31+X+O” layout. The Company continued to deploy IDC on a large scale around core cities in the four most economically developed regions in China, namely Beijing-Tianjin Hebei, Yangtze River Delta, Guangdong-Hong Kong Macau, and Sichuan-Chongqing-Shaanxi. The number of data centres exceeded 700, while the number of cabinets serving external customers reached 430,000 units, above 80% of which were deployed in the four economically developed regions. The Company has the greatest number and widest distribution of IDC resources in China, with prominent data-oriented characteristic and significant efficiently-centralised edges. At the same time, leveraging its resources of 60,000 exchange buildings and integrated access offices, the Company built edge nodes to deploy its edge computing capabilities, while establishing its servicing capabilities of cloud polymorphism, including public cloud, private cloud, dedicated cloud and hybrid cloud. In this way, the Company formed an edge in providing integrated digital solutions based on cloud-edge collaboration to satisfy customers’ demands for low latency, data localisation, security, and differentiated services. The Company continued its cooperation with China Unicom on co-building and co-sharing of 5G networks. Making full use of the complementary network resources of both parties and the adjacent spectrums in 3.5GHz/2.1GHz, the Company rapidly enhanced the construction efficiency and coverage of its 5G network. The number of 5G base stations in use reached 460,000 and 5G network coverage will extend to counties and developed towns within this year. Meanwhile, the two parties continued to conduct 4G network co-sharing with the total number of co-shared 4G base stations reaching 460,000. This further enhanced the quality of network coverage and saved network operating costs and investment. Besides, the Company continued its deployment of Gigabit fibre broadband in over 300 cities, as well as its deployment of overseas network nodes. It completed the construction of an all-fibre transmission ROADM network with the greatest capacity in the world, covering the entire country and key overseas regions. The Company also completed the construction of two premium networks, including the CN2-DCI network that connects all e-Surfing Cloud resource pools and key data centres as well as the OTN network for government and enterprise customers. Leveraging its edges in satellite communications network resources, the Company continued to integrate its mobile, fibre broadband and satellite networks to build a unified information network infrastructure covering land, sea, air and space. The Company achieved in-depth integration of cloud resource pools and network capabilities, with its end-to-end differentiated cloud-network servicing capabilities becoming increasingly significant. Aggregating fundamental capabilities through digitalised platform to empower digital transformation. The Company innovated business models in light of customers’ diversified scene-based digital demands, and built a digitalised platform to integrate its internal and external resources and capabilities and aggregate its fundamental capabilities in connectivity, security, video, Big Data, and AI, etc. Leveraging various top informatisation attributes in cloud-network services and construction of digitalised platform, the Company developed integrated collaborative solutions featuring “customised networks, intelligent edge, collaborative clouds, and services and applications on demand”. Through the establishment of technical service and delivery teams, comprising around 10,000 staff across the headquarters, provincial and municipal levels, the Company offered localised and professional rapid response to service requests and established industry leading digitalised delivery and operation capabilities. This empowered the digital transformation in the fields of government administration, finance, industry, society and livelihood. The Company pushed forward digital transformation of internal operation by leveraging its digitalised platform, while applying Big Data and AI capabilities to key areas such as sales, operation and investment to improve the utilisation efficiency of various resources. Based on users’ preferences on video-on demand, the Company provided differentiated recommendations for value-added products within the e-Surfing HD portfolio to boost the rapid increase in subscriber value and scale. Through real-time network speed analytics, the Company conducted targeted promotion of its Whole-home WiFi service to improve customers’ network experience. Based on Big Data analytics and proprietary algorithm, the Company implemented AI-driven smart energy saving for its mobile base stations. The Company also introduced social capital and technologies to conduct 006 China Telecom Corporation Limited Interim Report 2021

Chairman’s Statement technological improvement for energy saving and emission reduction to improve the energy consumption efficiency of its base stations. As a result, the Company’s newly-built 5G base stations reduced energy consumption by an average of over 20%, while 4G base stations reduced energy consumption by an average of 10%. Through energy saving measures such as natural cold source, high efficiency power supply and liquid-cooling servers, the PUE (power usage effectiveness) value of newly constructed large-scale data centres was below 1.3. The Company has also incorporated Big Data into its investment management and control, integrated business operation data with regional population density when assessing regional priorities for mobile network construction. This enabled the precise management and control of mobile network investment. Promoting sci-tech innovation to accelerate the shift towards a sci-tech company. The Company deepened its research and development (R&D) system reforms, innovated incentive mechanism and stimulated vitality for sci-tech innovation. Focusing on its technological development objectives, the Company increased its investment intensity in R&D, elevated the input and output efficiency of R&D resources. With building a sci-tech company as the objective, the Company pushed forward corporate development driven by sci-tech achievements. The Company innovated its R&D mechanism and promoted the chief technician as person in charge system, the “open competition” system as well as the “horse racing” mechanism for major R&D projects. The Company strengthened its own problem-tackling efforts for core technologies and reinforced its challenge-confronting efforts for core technologies in key areas such as cloud computing, AI, cloud-network integration, 5G, digitalisation as well as network and information security. In the first half of the year, the number of newly applied patents increased significantly. The Company’s proprietary distributive storage of e-Surfing Cloud obtained ISO27040 certification, making it the first cloud storage service provider in China to gain this certification. The Company’s proprietary database has the hyper-scale processing capabilities that can support the hosting of billions of users and tens of millions of concurrent services. e-Surfing Cloud CDN has provided content distribution service for a number of leading Internet companies. The Company conducted proprietary R&D of products such as MEC platform, UPF, 5G frequency-shifting MIMO, overcame roadblocks in key technologies such as cloud-edge collaboration and low-cost indoor coverage, which effectively reduced network construction and operation costs. The Company developed a proprietary online and offline omni-channel digitalised operation platform, with 95% of its offline businesses having been brought online. The Company continued to optimise the planning of its sci-tech innovation and collaborated with partners from the ecosystem to carry out research for key technologies as well as cooperative innovation among industry, academia, R&D institutes and customers, leading to in-depth cooperation in the fields such as cloud and cloud network operating systems, future network, network and information security and business innovation. Strengthening the security foundation to reinforce differentiated edges. Based on its leading cloud-network operational capabilities, the Company continued to build its integrated technological capabilities of security covering “cloud, network, edge, device, and application”, and established a network security protection system covering multiple layers of network, application and business, with the functionalities including early warning, interim blocking and security event log tracing. The Company also introduced the concept of software-defined security (SDS) and was committed to the cloudification, pooling and atomisation of security capabilities. The Company provided secure SaaS-based products for both internal and external customers through efficiently-centralised deployment and cloud edge collaboration. The Company’s proprietary cyberattack protection platform, “Cloud Dam”, is capable of full-network coverage and global reach capability, becoming the foundation of network security capabilities for new infrastructure, meeting the security demands of various industries and use cases, and providing the public, government and enterprise customers from all industries with diverse security products and services in areas such as cloud network security, data security and information security. China Telecom Corporation Limited Interim Report 2021 007

Chairman’s Statement The Company has been cultivating the field of network and information security services for many years, with many leading security certifications and a highly professional security team. The Company has established a nationwide three-tiered technical service system covering the headquarters, provincial and municipal levels, providing government and enterprise customers from various industries with technical services such as information security construction, information security consultation, as well as network security assessment and testing, helping customers to achieve their targets in terms of network/information system security. As demands for network and information security are now becoming increasingly pressing, the comprehensive security system and professional network security protection platform of the Company have become significant differentiated edges. Deepening reform on all fronts to establish a new development pattern for future. In the first half of the year, focusing on the digital economy and digital life, the Company accelerated its market oriented operation in professional fields. The Company comprehensively carried out the second-stage government and enterprise reforms, coordinated the vertical integration of its industry business groups (BG) and enhanced the industry-general scene-based problem-solving capabilities of its headquarters BG. The Company implemented the sharing and reuse of fundamental capabilities across the entire network to reduce duplicated developments and lower costs, as well as to increase returns from government and enterprise projects. The Company also strengthened local government and enterprise support teams to enhance its project delivery and operational capabilities. The Company established a new cloud computing subsidiary, gradually integrating cloud business related resources and capabilities across the country. The Company has achieved the in-depth integration of high-speed intercloud access with cloud-network. The Company also created a “multi-AZ layout” for its e-Surfing Cloud and enhanced its comprehensive capabilities such as project development, integration and delivery. As a result, the Company’s e-Surfing Cloud service was further strengthened, optimised and expanded, laying a foundation for the introduction of strategic investors and employee incentives in the future. The Company also established a digital life company and carried out digital life service with an efficiently-centralised approach. Leveraging the unification of R&D and operation, ecological cooperation and sales and services, the Company established an open and comprehensive digital life platform and strived to become a leading sci-tech company in digital life operation and services. The Company implemented the tactics of promoting corporate strength through talents and created a talent team with differentiated competitive edges. By vigorous introduction of leading talents in key areas, the Company has developed a high-level talent team made up of over 10,000 personnel, including China Telecom’s scientists, chief experts and senior experts. The Company also has tens of thousands of sales and service experts for Industrial Digitalisation as well as talents for integrated emerging technologies, forming an organisational system for the support and service of Industrial Digitalisation across the entire country. The Company created a market-oriented incentive mechanism, promoted the flexible personal salary and steered incentives to experts from key areas and at a senior level. The Company carried out the phase II incentive scheme for share appreciation rights and implemented medium- and long-term incentives for key personnel driven by value, development and performance. The Company also explored the sharing of excess profit to encourage its subsidiaries to create value. Six of the Company’s subsidiaries have implemented the shares and dividend incentives for state-owned scientific and technological enterprises, with the Company achieving an industry-leading position in this respect. The Company further strengthened win-win cooperation and created the ecology of high-level open cooperation. The Company also promoted the prosperity of platform ecology, and leveraged its platform to aggregate fundamental and ecological capabilities to create a huge circulation of ecological cooperation. The Company also strengthened its capital ecology, optimised the deployment of industry ecology with a focus on key services, core technologies and essential scenes. The Company created integration ecology and deepened cooperation on integration in various professional fields, which further strengthened the capabilities and edges of the Company’s integrated intelligent information services.008 China Telecom Corporation Limited Interim Report 2021

Chairman’s Statement Environmental, Social and Governance (ESG) Responsibility As one of the large-scale and leading full-service, integrated information services providers in the world, the Company has long been insisting on integrating environmental, social and governance responsibilities into its business operation and management, continuously enhancing risk management and internal control systems accordingly. By adhering to excellent, prudent, and effective corporate governance principles, the Company insists on compliance with laws and regulations, as well as standardised and green operations. The Company proactively responded to changes in the external environment to ensure its healthy and sustainable development and safeguard the long-term interests of the Company and its shareholders. The Board continuously strengthens its supervision of ESG matters, identifies key ESG issues, participates in the process of assessing the importance of the issues, and reviews the progress made in meeting environmental, social and governance objectives. During the first half of this year, the Company’s continuous efforts and outstanding performance have been highly recognised and acclaimed. The Company was awarded “Most Honoured Company in Asia”, for the 11th consecutive year by Institutional Investor. The Company also ranked second in both “Best Environmental, Social and Governance” and “Best Investor Relations Program” categories for the Asian telecommunications industry by Institutional investor.During the first half of the year, as epidemic prevention and control became normalised, the Company leveraged 5G, Big Data, cloud computing and other new technologies to provide informatised products and services to various sectors of the society for fighting against the epidemic, facilitating precise epidemic prevention and control. The Company continued to build out communication networks in rural areas, undertake construction tasks for universal services, and vigorously promote the adoption of informatisation applications for agriculture, farmer and rural areas to enhance the quality, efficiency and competitiveness of the agricultural sector and support rural revitalisation. The Company proactively responded to China’s “dual-carbon” objectives of emission peak and carbon neutrality, extensively applied energy saving technologies, proactively reduced carbon emission and enhanced efficiency in energy usage. The Company accelerated its transition to green and digital operation and promoted energy saving and emission reduction for the whole society by virtue of ICT technologies’ external endowment. Capitalising on its edges in security technologies, the Company safeguarded network and information security, strengthened the protection of personal information, and ensured a clean cyberspace. The Company strengthened the accountability management of its supply chain, implemented green procurement, formulated and continued to implement a policy for cleaning up waste and idle supplies, and carried out the disposal and recycling of hazardous and non-hazardous waste effectively. The Company strengthened caring for employees, strived to safeguard employees’ safety and well-being, continued to promote capability enhancement of employees and expanded employees’ career development paths. In July 2021, Henan Province encountered abnormal heavy rainstorms, while Typhoon “Yanhua” landed in Zhejiang. Leveraging its Tiantong satellite communications system, the Company urgently deployed Tiantong satellite phones and data terminals, while also deployed drones and vehicle systems to establish an aerial emergency communications platform, assisting in disaster relief by leveraging its technological capabilities.China Telecom Corporation Limited Interim Report 2021 009

Chairman’s StatementOutlook China’s digital economy is booming in the first year of the “14th Five-Year Plan”. The Company will continue to seize the new development stage, insist on the new development philosophy and establish the new development pattern. Capturing the current important period of strategic opportunities, the Company will strive to transform its model of development and growth to become a service-oriented, technology oriented and secured enterprise. Taking A-share IPO as an opportunity, the Company will deepen its “Cloudification and Digital Transformation” strategy, expand its customer-oriented integrated intelligent information services, and pursue breakthroughs in key technologies and accumulation for the next generation technologies. The Company will also build core capabilities for sci-tech innovation, construct the green and low-carbon new information infrastructure featuring cloud-network integration and leverage its digitalised platform to empower the green development of numerous walks of life. The Company will introduce strategic investors with synergies to build the industry and capital ecologies with strong alliance and open cooperation. The Company will also carry out system and mechanism reforms to stimulate its corporate vitality and intrinsic motivation, reinforce the solid foundation of network and information security, and strive to build the cornerstone for the development of digital economy. The Company will also facilitate the construction of Cyberpower and Digital China, safeguard network and information security and promote rural revitalisation. The Company will create a better digital life for customers and share the results of its high-quality development with shareholders!Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to all our shareholders and customers for their support all along. I would also like to express our sincere thanks to all our employees for their hard work and contributions. Ke Ruiwen Chairman and Chief Executive Officer Beijing China 10 August 2021 010 China Telecom Corporation Limited Interim Report 2021

Financial Review Operating Revenues In the first half of 2021, the Company firmly seized the opportunities emerging from the upgrade demands for digitalisation of the economy and society and further implemented the “Cloudification and Digital Transformation” strategy on all fronts. With the focus on customer-oriented approach, the Company accelerated the promotion of cloud-network integration, enhanced the expansion in individual, Smart Family and Industrial Digitalisation market, which continuously strengthened the Company’s development momentum and improved profitability, and helped to achieve new heights in operating results. In the first half of the year, operating revenues1 amounted to RMB219,237 million, representing an increase of 13.1% over the same period of last year. Service revenues2 amounted to RMB203,502 million, representing an increase of 8.8% over the same period of last year. Among the service revenues, mobile communications service revenues3 amounted to RMB93,342 million, increased by 6.9% over the same period of last year; wireline and Smart Family service revenues4 amounted to RMB57,350 million, increased by 5.2% over the same period of last year; Industrial Digitalisation service revenues5 amounted to RMB50,113 million, increased by 16.8% over the same period of last year; and other service revenues6 amounted to RMB2,697 million, increased by 14.9% over the same period of last year. Operating Expenses The Company firmly seized the opportunities of 5G scale development, comprehensively promoted the subscribers’ cloud migration and digital transformation, and continued to increase investment in Industrial Digitalisation service and research and development system, which supported the business development. Meanwhile, the Company continuously carried out sophisticated management on cost and promoted the enhancement of effectiveness. In the first half of 2021, operating expenses amounted to RMB197,986 million, representing an increase of 13.2% over the same period of last year. Operating expenses accounted for 90.3% of operating revenues, representing an increase of 0.1 percentage point over the same period of last year. In the first half of the year, depreciation and amortisation amounted to RMB45,097 million, representing an increase of 2.1% over the same period of last year. To mainly support the scale development of 5G network and strengthen the competitive advantages on the network, the Company continuously invested in capital expenditure. Meanwhile, the Company thoroughly promoted co-building and co-sharing of the network and precisely controlled the capital expenditure, which enabled the low single-digit growth in depreciation and amortisation. The Company persistently enhanced the development of network quality and capabilities to improve customer perceptions and support the rapid development of 5G and Industrial Digitalisation. In the first half of the year, network operations and support expenses amounted to RMB63,909 million, representing an increase of 10.8% over the same period of last year. 1 As a result of the deepening of the Group’s “Cloudification and Digital Transformation” strategy, the Group re-categorised the presentation of revenues in fiscal year 2021. The new presentation categorises the operating revenues into service revenues and sales of goods and others. Service revenues include mobile communications service revenues, wireline and Smart Family service revenues, Industrial Digitalisation service revenues and other service revenues. 2 Service revenues are calculated based on operating revenues minus sales of mobile terminals (first half of 2021: RMB10,367 million; first half of 2020: RMB3,442 million), sales of wireline equipment (first half of 2021: RMB3,677 million; first half of 2020: RMB1,887 million) and other non-service revenues (first half of 2021: RMB1,691 million; first half of 2020: RMB1,364 million). 3 Mobile communications service revenues represent the aggregate amount of mobile communications service fees, mobile Internet access service fees, caller ID service fees and short messaging service fees, etc., charged to customers for the provision of mobile services. 4 Wireline and Smart Family service revenues represent amounts of wireline communications service fees, broadband Internet access service fees, e-Surfing HD service fees and Smart Family applications service fees charged to customers for the provision of wireline services. 5 Industrial Digitalisation service revenues represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service fees, cloud service fees, digital platform service fees, dedicated Internet access service fees, etc. 6 Other service revenues represent primarily revenues from property rental and other revenues.China Telecom Corporation Limited Interim Report 2021 011

Financial Review Following the ease of epidemic, the Company appropriately increased deployment in marketing resources to support the sound development of its business which resulted in an increase in the selling expenses as compared to the same period of last year. In the first half of the year, selling, general and administrative expenses amounted to RMB28,740 million, representing an increase of 10.6% over the same period of last year. The Company increased incentives for high-tech talents, core talents, frontline employees and high-performance teams and implemented a new phase of share appreciation rights scheme in the meantime to stimulate the enthusiasm of employees. The investment in the personnel expenses was in line with the direction of the Company’s transformation to a sci-tech company. In the first half of the year, personnel expenses amounted to RMB39,685 million, representing an increase of 11.8% over the same period of last year. In the first half of the year, other operating expenses amounted to RMB20,555 million, representing an increase of 79.6% over the same period of last year, which was mainly due to the substantial increase in the scale of 5G mobile terminals sold by the Company. Net Finance Costs In the first half of 2021, the Company continued to improve the capability of funds management, carried out sophisticated management on financing and effectively controlled the scale of interest-bearing debts. Net finance costs amounted to RMB1,079 million, representing a decrease of 31.4% over the same period of last year. Profitability Level The Company actively embraced the opportunities of digital transformation, deepened reform and innovation and continuously promoted the enhancement of effectiveness, resulting in continuous enhancement of operating efficiency. The profitability of the Company has been continuously improved. In the first half of the year, profit attributable to equity holders of the Company amounted to RMB17,743 million, representing an increase of 27.2% over the same period of last year and an increase of 17.0% over the same period of last year excluding the one-off after-tax gain from the disposals of the subsidiaries7. EBITDA8 amounted to RMB66,348 million, representing an increase of 5.1% over the same period of last year; while EBITDA margin9 was 32.6%.Capital Expenditure and Cash Flows The Company comprehensively promoted co-building and co-sharing of the network, and continued to implement precise investments. In the first half of the year, capital expenditure amounted to RMB27,005 million, representing a decrease of 37.4% over the same period of last year. Due to sound revenue position and reduction in capital expenditure in the first half of the year, free cash flow10 substantially increased and amounted to RMB26,782 million in the first half of the year, representing an increase of 182.1% over the same period of last year. 7 The one-off after-tax gain from the disposals of E-surfing Pay Co. Ltd and China Telecom Leasing Corporation Limited was approximately RMB1,416 million. 8 EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under International Financial Reporting Standards. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies. 9 EBITDA margin is calculated based on EBITDA divided by service revenues. 10 Free cash flow is calculated based on EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights.012 China Telecom Corporation Limited Interim Report 2021

Financial Review Assets and Liabilities The Company maintained a solid financial position. As at 30 June 2021, total assets decreased by 1.2% to RMB706,478 million from RMB715,096 million at the end of 2020. Total indebtedness11 decreased by 38.8% to RMB32,640 million from RMB53,342 million at the end of 2020. The gearing ratio12 decreased to 8.0% from 12.8% at the end of 2020.11 Total indebtedness refers to interest-bearing debts excluding lease liabilities. 12 Gearing ratio is calculated based on total indebtedness divided by total capital, while total capital is calculated based on total equity attributable to equity holders of the Company plus total indebtedness.China Telecom Corporation Limited Interim Report 2021 013

Report on Review of Interim Financial Information To the Board of Directors of China Telecom Corporation Limited (incorporated in the People’s Republic of China with limited liability) Introduction We have reviewed the interim financial information set out on pages 15 to 42, which comprises the condensed consolidated statement of financial position of China Telecom Corporation Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2021 and the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 10 August 2021 PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com014 China Telecom Corporation Limited Interim Report 2021

Condensed Consolidated Statement of Financial Position (Unaudited) At 30 June 2021 (Amounts in million) ASSETS Non-current assets Property, plant and equipment, net 401,538 418,605 Construction in progress 53,338 48,425 Right-of-use assets 55,122 59,457 Goodwill 29,919 29,920 Intangible assets 17,474 18,508 Interests in associates 40,310 40,303 Financial assets at fair value through profit or loss 133 73 Equity instruments at fair value through other comprehensive income 1,072 1,073 Deferred tax assets 9 7,285 8,164 Other assets 5,453 6,552 Total non-current assets 611,644 631,080 Current assets Inventories 4,727 3,317 Income tax recoverable 141 334 Accounts receivable, net 5 32,099 21,502 Contract assets 1,101 604 Prepayments and other current assets 19,529 25,167 Short-term bank deposits and restricted cash 2,107 9,408 Cash and cash equivalents 6 35,130 23,684 Total current assets 94,834 84,016 Total assets 706,478 715,096 China Telecom Corporation Limited Interim Report 2021 015

Condensed Consolidated Statement of Financial Position (Unaudited) At 30 June 2021 (Amounts in million) LIABILITIES AND EQUITY Current liabilities Short-term debt 7 14,726 27,994 Current portion of long-term debt 7 6,132 1,126 Accounts payable 8 114,496 107,578 Accrued expenses and other payables 59,043 56,775 Contract liabilities 59,782 63,849 Income tax payable 1,304 350 Current portion of lease liabilities 13,185 13,192 Current portion of deferred revenues 267 278 Total current liabilities 268,935 271,142 Net current liabilities (174,101) (187,126) Total assets less current liabilities 437,543 443,954 Non-current liabilities Long-term debt 7 11,782 24,222 Lease liabilities 23,219 27,455 Deferred revenues 740 861 Deferred tax liabilities 9 25,505 24,208 Other non-current liabilities 623 1,033 Total non-current liabilities 61,869 77,779 Total liabilities 330,804 348,921 Equity Share capital 80,932 80,932 Reserves 292,228 282,524 Total equity attributable to equity holders of the Company 373,160 363,456 Non-controlling interests 2,514 2,719 Total equity 375,674 366,175 Total liabilitiesandequity706,478715,096 The notes on pages 22 to 42 form part of the condensed consolidated interim financial information.016 China Telecom Corporation Limited Interim Report 2021

Condensed Consolidated Statement of Comprehensive Income (Unaudited) for the six-month period ended 30 June 2021 (Amounts in million except per share data) Operating revenues 10 219,237 193,803 Operating expenses Depreciation and amortisation (45,097) (44,176) Network operations and support 11 (63,909) (57,698) Selling, general and administrative (28,740) (25,997) Personnel expenses 12 (39,685) (35,512) Other operating expenses 13 (20,555) (11,442) Total operating expenses (197,986) (174,825) Operating profit 21,251 18,978 Net finance costs 14 (1,079) (1,572) Investment income and others 2,224 53 Share of profits of associates 1,019 787 Profit before taxation 23,415 18,246 Income tax 15 (5,549) (4,175) Profit for the period 17,866 14,071 Other comprehensive income for the period Items that will not be reclassified subsequently to profit or loss: Change in fair value of investments in equity instruments at fair value through other comprehensive income (6) (141) Deferred tax on change in fair value ofinvestments in equity instruments at fair value through other Items that may be reclassified subsequently to profit or loss:Exchange difference on translation of financial statements of subsidiaries outside mainland China (100) 88 Share of other comprehensive income of associates — (4) (100) 84 Other comprehensive income for the period, net of tax (96) (21) Total comprehensive income for the period 17,77014,050China Telecom Corporation Limited Interim Report 2021 017

Condensed Consolidated Statement of Comprehensive Income (Unaudited) for the six-month period ended 30 June 2021 (Amounts in million except per share data) Profit attributable to Equity holders of the Company 17,743 13,949 Non-controlling interests 123 122 Profit for the period 17,866 14,071 Total comprehensive income attributable to Equity holders of the Company 17,647 13,928 Non-controlling interests 123 122 Total comprehensive income for the period 17,770 14,050 Basic earnings per share 17 0.22 0.17 Number of shares (in million) 17 80,932 80,932 The notes on pages 22 to 42 form part of the condensed consolidated interim financial information. 018 China Telecom Corporation Limited Interim Report 2021

Condensed Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2021 (Amounts in million)

	Note	Attributable to equity holders of the Company Share capital RMB	Capital reserve RMB	Share premium RMB	Surplus reserves RMB	General risk reserve RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non-controlling interests RMB	Total equity RMB
Balance as at 1 January 2020		80,932	17,504	10,746	78,043	23	615	(625)	165,272	352,510	2,530	355,040
Profit for the period		—	—	—	—	—	—	—	13,949	13,949	122	14,071
Other comprehensive income for the period		—	—	—	—	—	(109)	88	—	(21)	—	(21)
Total comprehensive income for the period		—	—	—	—	—	(109)	88	13,949	13,928	122	14,050
Share of associates' other changes in reserves		—	(6)	—	—	—	—	—	—	(6)	—	(6)
Dividends	16	—	—	—	—	—	—	—	(9,262)	(9,262)	—	(9,262)
Balance as at 30 June 2020		80,932	17,498	10,746	78,043	23	506	(537)	169,959	357,170	2,652	359,822
Balance as at 1 January 2021		**80,932**	**17,468**	**10,746**	**79,854**	**56**	**321**	**(937)**	**175,016**	**363,456**	**2,719**	**366,175**
Profit for the period		**—**	**—**	**—**	**—**	**—**	**—**	**—**	**17,743**	**17,743**	**123**	**17,866**
Other comprehensive income for the period		**—**	**—**	**—**	**—**	**—**	**4**	**(100)**	**—**	**(96)**	**—**	**(96)**
Total comprehensive income for the period		**—**	**—**	**—**	**—**	**—**	**4**	**(100)**	**17,743**	**17,647**	**123**	**17,770**
Contribution from non-controlling interest		**—**	**463**	**—**	**—**	**—**	**—**	**—**	**—**	**463**	**594**	**1,057**
Disposal of subsidiaries		**—**	**—**	**—**	**—**	**(3)**	**(28)**	**—**	**31**	**—**	**(922)**	**(922)**
Share of associates' other changes in reserves		**—**	**33**	**—**	**—**	**—**	**—**	**—**	**—**	**33**	**—**	**33**
Dividends	16	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(8,439)**	**(8,439)**	**—**	**(8,439)**
Balance as at 30 June 2021		**80,932**	**17,964**	**10,746**	**79,854**	**53**	**297**	**(1,037)**	**184,351**	**373,160**	**2,514**	**375,674**

The notes on pages 22 to 42 form part of the condensed consolidated interim financial information.

China Telecom Corporation Limited Interim Report 2021 019

Condensed Consolidated Statement of Cash Flows (Unaudited) for the six-month period ended 30 June 2021 (Amounts in million) Net cash from operating activities (a) 67,635 65,286 Cash flows used in investing activities Capital expenditure (26,843) (31,118) Purchase of investments (83) (21) Payments for right-of-use assets (1) (82) Proceeds from disposal of property, plant and equipment 448 264 Proceeds from disposal of right-of-use assets 26 1 Proceeds from disposal of investments 37 36 Net cash inflow from disposal of subsidiaries 3,764 — Payments for equity instruments at fair value through other comprehensive income (93) — Purchase of short-term bank deposits (7,235) (2,712) Maturity of short-term bank deposits 8,812 3,988 Net cash used in investing activities (21,168) (29,644) Cash flows used in financing activities Repayments of principal of lease liabilities (5,769) (4,964) Proceeds from bank and other loans 27,403 32,755 Repayments of bank and other loans (46,519) (62,320) Payment of dividends (8,439) — Contribution from non-controlling interests 79 — Net deposits with Finance Company (b) (1,472) 204 Increase in statutory reserve deposits placed by Finance Company (b) (237) (196) Net cash used in financing activities (34,954) (34,521) Net increase in cash and cash equivalents 11,513 1,121 Cash and cash equivalents at 1 January 23,684 20,791 Effect of changes in foreign exchange rate (67) 31 Cash and cash equivalents at 30 June 35,130 21,943020 China Telecom Corporation Limited Interim Report 2021

Condensed Consolidated Statement of Cash Flows (Unaudited) for the six-month period ended 30 June 2021 (Amounts in million) (a) Reconciliation of profit before taxation to net cash from operating activities Profit before taxation 23,415 18,246 Adjustment for: Depreciation and amortisation 45,097 44,176 Impairment losses for financial assets and other items, net of reversal 1,719 1,715 Write down of inventories, net of reversal 12 2 Investment income and others (2,224) (53) Share of profits of associates (1,019) (787) Interest income (306) (280) Interest expense 1,397 1,848 Net foreign exchange (gain)/loss (12) 4 Net loss on retirement and disposal of long-lived assets 1,729 2,112 Operating profit before changes in working capital 69,808 66,983 Increase in accounts receivable (12,923) (12,672) Increase in contract assets (508) (327) Increase in inventories (1,423) (183) Decrease in prepayments and other current assets 7 593 Increase in restricted cash (9) — Decrease in other assets 396 237 Increase in accounts payable 6,014 6,146 Increase in accrued expenses and other payables 13,039 9,353 Decrease in contract liabilities (4,016) (2,943) Decrease in deferred revenues (11) (30) Cash generated from operations 70,374 67,157 Interest received 296 290 Interest paid (1,567) (1,972) Investment income received 820 576 Income tax paid (2,288) (765) Net cash from operating activities 67,635 65,286 (b) “Finance Company” refers to China Telecom Group Finance Co., Ltd., a subsidiary of the Company established on 8 January 2019, providing capital and financial management services to the member units of China Telecommunications Corporation.The notes on pages 22 to 42 form part of the condensed consolidated interim financial information.China Telecom Corporation Limited Interim Report 2021 021

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 1. Principal Activities China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile communications services including mobile communications services, wireline and Smart Family services, Industrial Digitalisation services and other related services. The Group provides wireline communications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile communications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including network services, Internet access and transit, Internet data centre and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision by the PRC government and relevant regulation. 2. Basis of Preparation The condensed consolidated interim financial information has been prepared in accordance with International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB”) and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The condensed consolidated interim financial information, which was authorised for issuance by the Board of Directors on 10 August 2021, reflect the unaudited financial position of the Group as at 30 June 2021 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2021. The preparation of condensed consolidated interim financial information in conformity with IAS 34, “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. The condensed consolidated interim financial information contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2020 annual financial statements. The condensed consolidated interim financial information and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”). The condensed consolidated interim financial information should be read in conjunction with the Company’s 2020 annual financial statements. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2020 Annual Report and there have been no significant changes in these policies for the six-month period ended 30 June 2021. The condensed consolidated interim financial information is unaudited, but has been reviewed by the Audit Committee of the Company. The condensed consolidated interim financial information has also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.022 China Telecom Corporation Limited Interim Report 2021

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 2. Basis of Preparation (Continued) As at 30 June 2021, current liabilities of the Group exceeded current assets by RMB174,101 million (31 December 2020: RMB187,126 million). Management has comprehensively considered the Group’s available sources of funds as follows: 1) the Group’s continuous net cash inflow from operating activities; 2) the unutilised credit facilities amounting to RMB271,145 million (31 December 2020: RMB244,326 million); 3) the Group’s sources of financing from domestic capital markets, banks and other financial institutions. Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments, expected capital expenditure and debt obligations. As a result, the condensed consolidated interim financial information of the Group for the six-month period ended 30 June 2021 has been prepared on a going concern basis. 2A. Significant Event in the Current Period In order to seize the opportunities of digitalised development, improve the corporate governance and broaden financing channels, accelerate reform and development, promote the implementation of strategies, and achieve high-quality development, the Company applied for the offering and listing of A Shares on the Main Board of the Shanghai Stock Exchange by submitting the application materials in respect of the A Share Offering to China Securities Regulatory Commission (the “CSRC”) in April 2021. On 29 July 2021, the CSRC officially notified the Company in writing that the A Share Offering by the Company has been approved with a valid period of 12 months from the date of approval. The Company entered into agreements with China Telecommunications Corporation on 26 March 2021, pursuant to which the Company agreed to sell, and China Telecommunications Corporation agreed to purchase all the share capital in E-surfing Pay Co. Ltd held by the Company for a consideration in the amount of RMB3,897 million (equivalent to approximately HK$4,695 million). The Company and its wholly owned subsidiary, China Telecom Global Limited, entered into agreements with China Telecommunications Corporation and its subsidiary, Guang Hua Properties Limited, on 26 March 2021, pursuant to which, the Company and China Telecom Global Limited respectively agreed to sell, and China Telecommunications Corporation and Guang Hua Properties Limited agreed to purchase, 75% of the share capital in China Telecom Leasing Corporation Limited from the Company and 25% of the share capital in China Telecom Leasing Corporation Limited from China Telecom Global Limited for a consideration in the amount of RMB131 million (equivalent to approximately HK$158 million) and RMB44 million (equivalent to approximately HK$53 million), respectively. The disposals of the two subsidiaries were completed in April 2021, upon which E-surfing Pay Co. Ltd and China Telecom Leasing Corporation Limited ceased to be the subsidiaries of the Company. The Group recorded gains from disposal of these two subsidiaries of RMB2,218 million in investment income and others on the condensed consolidated statement of comprehensive income. China Telecom Corporation Limited Interim Report 2021 023

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 3. Significant Accounting Policies The condensed consolidated interim financial information is prepared on the historical cost basis as modified by the revaluation of certain financial instruments which are measured at fair values. Other than changes in accounting policies resulting from application of amendments to IFRSs, the accounting policies and methods of computation used in the condensed consolidated interim financial information are the same as those followed in the preparation of the 2020 annual financial statements of the Group. Application of amendments to IFRSs In the current interim period, the Group has applied, for the first time, the following amendments to IFRSs issued by the IASB that are mandatorily effective for the current period: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform — Phase 2” In addition, the Group has early applied the Amendment to IFRS 16, “Covid-19-Related Rent Concessions beyond 30 June 2021”. The application of the above amendments to IFRSs in the current period has had no material effect on the Group’s condensed consolidated interim financial information. 4. Segment Reporting An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues. 024 China Telecom Corporation Limited Interim Report 2021

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 5. Accounts Receivable, net Accounts receivable, net, are analysed as follows: Third parties 35,993 23,688 China Telecom Group (i) 1,499 1,784 China Tower (ii) 39 23 Other telecommunications operators in the PRC 694 441 38,225 25,936 Less: Allowance for credit losses (6,126) (4,434) 32,099 21,502 Notes: (i) China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”. (ii) China Tower Corporation Limited, the Company’s associate, is referred to as “China Tower”. Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows: Current, within 1 month 8,685 7,068 1 to 3 months 2,991 1,601 4 to 12 months 1,894 1,481 More than 12 months 1,478 921 15,048 11,071 Less: Allowance for credit losses (3,499) (2,438) 11,549 8,633 China Telecom Corporation Limited Interim Report 2021 025

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 5. Accounts Receivable, net (Continued) Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows: Current, within 1 month 7,961 5,331 1 to 3 months 6,163 2,785 4 to 12 months 5,819 3,801 More than 12 months 3,234 2,948 23,177 14,865 Less: Allowance for credit losses (2,627) (1,996) 20,550 12,869 6. Cash and Cash Equivalents Cash at bank and in hand 34,549 23,193 Time deposits with original maturity within three months 581 491 35,130 23,684 7. Short-term and Long-term Debt Short-term debt comprises: Loans from banks — unsecured 4,871 4,831 Super short-term commercial papers — unsecured — 11,999 Loans from China Telecom Group — unsecured 9,855 11,164 Total short-term debt 14,726 27,994 The weighted average interest rate of the Group’s total short-term debt as at 30 June 2021 was 3.3% (31 December 2020: 2.8%) per annum. As at 30 June 2021, the Group’s loans from banks and other loans bear interest at rates ranging from 2.0% to 4.4% (31 December 2020: 3.3% to 4.4%) per annum, and are repayable within one year; the loans from China Telecom Group bear interest at rate of 3.1% (31 December 2020: 3.1%) per annum and are repayable within one year. 026 China Telecom Corporation Limited Interim Report 2021

Notes to the Unaudited Condensed Consolidated Interim Financial Information
for the six-month period ended 30 June 2021

7. Short-term and Long-term Debt (Continued)

Long-term debt comprises:

	Notes	30 June 2021 RMB million	31 December 2020 RMB million
Loans from banks — unsecured	(i)	**6,916**	7,351
Other loans — unsecured		**1**	1
Medium-term notes — unsecured	(ii)	**4,997**	4,996
Company bonds — unsecured	(iii)	**2,000**	2,000
Loans from China Telecom Group — unsecured	(iv)	**4,000**	11,000
Total long-term debt		**17,914**	25,348
Less: current portion		**(6,132)**	(1,126)
Non-current portion		**11,782**	24,222

Notes:

(i) The loans from banks includes long-term RMB denominated government loans with below-market interest rates ranging from 1.08% to 1.20% per annum obtained by the Group through banks (the "Low-interest Loans"). The Group recognised the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognised as government grants in deferred revenue.

As at 30 June 2021, the loans from banks and other loans bear interest at contractual rates ranging from 1.08% to 2.30% (31 December 2020: 1.08% to 2.30%) per annum with maturity through 2036.

(ii) On 22 January 2019, the Group issued three-year RMB denominated medium-term note, amounting to RMB3,000 million, with interest rate of 3.42% per annum, and incurred issuing costs of RMB3 million. The medium-term note is unsecured and is repayable on 21 January 2022.

On 19 March 2019, the Group issued three-year RMB denominated medium-term note, amounting to RMB2,000 million, with interest rate of 3.41% per annum and incurred issuing costs of RMB3 million. The medium-term note is unsecured and is repayable on 18 March 2022.

(iii) On 10 March 2020, the Group issued three-year RMB denominated company bonds, amounting to RMB2,000 million, to qualified investors in Shanghai Stock Exchange, with interest rate of 2.90% per annum. The company bonds are unsecured and are payable on 9 March 2023.

(iv) On 25 December 2017, the Group obtained long-term RMB denominated loans, amounting to RMB40,000 million, from China Telecommunications Corporation, with the interest rate of 3.80% per annum, which are repayable within 3 to 5 years. The Group partially repaid these loans amounting to RMB3,000 million, RMB13,700 million, RMB12,300 million, and RMB7,000 million, respectively, in 2018, 2019, 2020 and the current interim period.

The Group's short-term and long-term debt do not contain any financial covenants. As at 30 June 2021, the Group had unutilised committed credit facilities amounting to RMB271,145 million (31 December 2020: RMB244,326 million).

China Telecom Corporation Limited Interim Report 2021 027

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 8. Accounts Payable Accounts payable are analysed as follows: Third parties 86,589 83,254 China Telecom Group 19,935 19,272 China Tower 7,172 4,344 Other telecommunications operators in the PRC 800 708 114,496 107,578 Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties. Ageing analysis of accounts payable based on the due dates is as follows: Due within 1 month or on demand 21,901 17,261 Due after 1 month but within 3 months 25,044 24,451 Due after 3 months but within 6 months 35,263 30,965 Due after 6 months 32,288 34,901 114,496 107,578 028 China Telecom Corporation Limited Interim Report 2021

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 9. Deferred Tax Assets and Liabilities The components of deferred tax assets and deferred tax liabilities recognised in the condensed consolidated statement of financial position and the movements are as follows: Provisions and impairment losses, primarily for credit losses 2,553 2,069 — — 2,553 2,069 Property, plant and equipment and others 3,883 5,299 (25,378) (24,067) (21,495) (18,768) Right-of-use assets and lease liabilities 847 791 — — 847 791 Deferred revenues and installation costs 2 5 (1) (4) 1 1 Equity instruments at fair value through other comprehensive income — — (126) (137) (126) (137) 7,285 8,164 (25,505) (24,208) (18,220) (16,044) Provisions and impairment losses, primarily for credit losses 2,069 493 (9) 2,553 Property, plant and equipment and others (18,768) (2,698) (29) (21,495) Right-of-use assets and lease liabilities 791 56 — 847 Deferred revenues and installation costs 1 — — 1 Equity instruments at fair value through other comprehensive income (137) 10 1 (126) (16,044) (2,139) (37) (18,220) China Telecom Corporation Limited Interim Report 2021 029

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 10. Operating Revenues Previously, the Group presented operating revenues as revenues from contracts with customers and revenues from other sources. Revenues from contracts with customers include revenues derived from voice, internet, information and application services, telecommunications network resource and equipment services and sales of goods and others. As a result of the deepening of the Group’s “Cloudification and Digital Transformation” strategy, the Group re-categorised the presentation of revenues in fiscal year 2021. The new presentation categorises operating revenues into service revenues and sales of goods and others. Service revenues include revenues derived from mobile communications services, wireline and Smart Family services, Industrial Digitalisation services and other services. This change in presentation has no effect on reported operating revenues, operating expenses, net profits or net assets for any of the periods presented. The comparative figures have been reclassified to conform to current period’s presentation. Disaggregation of revenue Type of goods or services Service revenues Mobile communications service revenues (i) 93,342 87,326 Wireline and Smart Family service revenues (ii) 57,350 54,525 Industrial Digitalisation service revenues (iii) 50,113 42,911 Other service revenues (iv) 2,697 2,348 Sales of goods and others (v) 15,735 6,693 Total operating revenues 219,237 193,803 Revenue from customer contracts 216,555 191,589 Revenue from other sources and others 2,682 2,214 Total operating revenues 219,237 193,803 Timing of revenue recognition A point in time 14,044 5,329 Over time 205,193 188,474 Total operating revenues 219,237 193,803 030 China Telecom Corporation Limited Interim Report 2021

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 10. Operating Revenues (Continued) Disaggregation of revenue (Continued) Notes: (i) Represent the aggregate amount of mobile communications service fees, mobile Internet access service fees, caller ID service fees and short messaging service fees, etc., charged to customers for the provision of mobile services. (ii) Represent amounts of wireline communications service fees, broadband Internet access service fees, e-Surfing HD service fees and Smart Family applications service fees charged to customers for the provision of wireline services. (iii) Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service fees, cloud service fees, digital platform service fees, dedicated Internet access service fees, etc. (iv) Represent primarily revenues from property rental and other revenues. (v) Represent primarily revenues from sales of mobile terminal equipment as well as wireline communication equipment and government grant. 11. Network Operations and Support Expenses Operating and maintenance 37,848 33,539 Utility 8,109 7,410 Network resources usage and related fee (i) 12,668 11,473 Others 5,284 5,276 63,909 57,698 Note: (i) Network resources usage and related fee includes the variable lease payments not depending on an index or a rate and fee for non-lease components in respect of communications towers and related assets lease and fee in respect of the short-term leases and leases of low-value assets, variable lease payments not depending on an index or a rate and fee for non-lease components in respect of the usage of network resources provided by third parties.China Telecom Corporation Limited Interim Report 2021 031

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 12. Personnel Expenses Personnel expenses are attributable to the following functions: Network operations and support 25,255 23,799 Selling, general and administrative 14,430 11,713 39,685 35,512 13. Other Operating Expenses Interconnection charges (i) 6,059 5,804 Cost of goods sold (ii) 13,682 4,888 Donations — 2 Others (iii) 814 748 20,555 11,442 Notes: (i) Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks. (ii) Cost of goods sold primarily represents cost of communications equipment sold. (iii) Others mainly include tax and surcharges other than value-added tax and income tax. 032 China Telecom Corporation Limited Interim Report 2021

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 14. Net Finance Costs Interest expense on short-term and long-term debts 749 1,162 Interest expense on lease liabilities 701 745 Less: Interest expense capitalised* (53) (59) Net interest expense 1,397 1,848 Interest income (306) (280) Foreign exchange losses 325 525 Foreign exchange gains (337) (521) 1,079 1,572 * Interest expense was capitalised in construction in progress at    the following rates per annum 3.3%–4.4% 3.5%–4.4% 15. Income Tax Income tax in the profit or loss comprises: Provision for PRC income tax 3,281 1,367 Provision for income tax in other tax jurisdictions 119 88 Deferred taxation 2,149 2,720 5,549 4,175China Telecom Corporation Limited Interim Report 2021 033

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 15. Income Tax (Continued) A reconciliation of the expected tax expense with the actual tax expense is as follows: Profit before taxation 23,415 18,246 Expected income tax expense at statutory tax rate of 25% (i) 5,854 4,562 Differential tax rate on mainland China subsidiaries’ and branches’ income (i) (334) (279) Differential tax rate on other subsidiaries’ income (ii) (41) (37) Non-deductible expenses (iii) 695 273 Non-taxable income (iv) (309) (205) Others (v) (316) (139) Income tax expense 5,549 4,175 Notes: (i) Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of mainland China. (ii) Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%. (iii) Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes. (iv) Amounts represent share of profits of associates and miscellaneous income which are not subject to income tax. (v) Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits such as additional tax deduction on research and development expenses. 16. Dividends Pursuant to the shareholders’ approval at the Annual General Meeting held on 7 May 2021, a final dividend of RMB0.104269 (equivalent to HK$0.125) per share totaling RMB8,439 million in respect of the year ended 31 December 2020 was declared, and paid on 1 June 2021. Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2020, a final dividend of RMB0.114441 (equivalent to HK$0.125) per share totaling RMB9,262 million in respect of the year ended 31 December 2019 was declared, and paid on 31 July 2020. The Board of Directors has resolved not to pay an interim dividend. 034 China Telecom Corporation Limited Interim Report 2021

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 17. Basic Earnings per Share The calculation of basic earnings per share for the six-month period ended 30 June 2021 and 2020 is based on the profit attributable to equity holders of the Company of RMB17,743 million and RMB13,949 million, respectively, divided by 80,932,368,321 shares. The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented. 18. Capital Commitments As at 30 June 2021 and 31 December 2020, the Group had capital commitments as follows: Contracted for but not provided Property 1,519 1,202 Telecommunications network plant and equipment 18,442 18,997 19,961 20,199 19. Fair Value Measurements of Financial Instruments Financial assets of the Group include cash and cash equivalents, bank deposits, equity instruments at fair value through other comprehensive income, accounts receivable, financial assets at fair value through profit or loss and financial assets included in prepayments and other current assets. Financial liabilities of the Group include short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables. Fair Value Measurements Based on IFRS 13, “Fair Value Measurement”, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows: • Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments • Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data • Level 3: fair values measured using valuation techniques in which any significant input is not based on observable market data The fair values of the Group’s financial instruments (other than long-term debt and financial instruments measured at fair value) approximate their carrying amounts due to the short-term maturity of these instruments. China Telecom Corporation Limited Interim Report 2021 035

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 19. Fair Value Measurements of Financial Instruments (Continued) Fair Value Measurements (Continued) The listed equity securities investments included in the Group’s equity instruments at fair value through other comprehensive income are categorised as level 1 financial instruments. As at 30 June 2021, the fair value of the Group’s listed equity securities investments is RMB800 million (31 December 2020: RMB838 million), based on quoted market price on PRC stock exchanges. The Group’s other equity investments, included in equity instruments at fair value through other comprehensive income, are unlisted equity interests categorised as level 3. The fair value of long-term debt is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 2.9% to 4.9% (31 December 2020: 2.9% to 4.9%). As at 30 June 2021 and 31 December 2020, the carrying amounts and fair values of the Group’s long-term debt were as follows: Long-term debt 17,914 17,875 25,348 25,294 During both periods, there were no transfers among instruments in level 1, level 2 or level 3. 036 China Telecom Corporation Limited Interim Report 2021

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 20. Related Party Transactions (a) Transactions with China Telecom Group The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group. The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows: Construction and engineering services (i) 5,569 5,785 Receiving ancillary services (ii) 10,158 8,769 Interconnection revenues (iii) 24 28 Interconnection charges (iii) 64 56 Receiving community services (iv) 1,649 1,440 Net transaction amount of centralised services (v) 533 181 Property lease income (vi) 17 17 Property lease related expenses (vii) 196 189 Addition to right-of-use assets (vii) 198 203 Interest expense on lease liabilities (vii) 10 7 Provision of IT services (viii) 434 235 Receiving IT services (viii) 1,252 864 Purchases of telecommunications equipment and materials (ix) 1,441 1,369 Sales of telecommunications equipment and materials (ix) 1,827 748 Internet applications channel services (x) 32 38 Interest on loans from China Telecom Group* (xi) 310 501 Consideration received from disposal of subsidiaries (xii) 4,072 — Payment and digital finance related services (xiii) 207 — Others* (xiv) 120 113 Net deposit by China Telecom Group with Finance Company* (xv) (1,472) 204 Interest expense on the deposit by China Telecom Group with Finance Company* (xv) 83 29 * These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements under Rules 14A.76 or 14A.90 of the Listing Rules. China Telecom Corporation Limited Interim Report 2021 037

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 20. Related Party Transactions (Continued) (a) Transactions with China Telecom Group (Continued) Notes: (i) Represent construction and engineering as well as design and supervisory services provided by China Telecom Group. (ii) Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services. (iii) Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls. (iv) Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services. (v) Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services. (vi) Represent amounts of property lease fee received and receivable from China Telecom Group for leasing of properties. (vii) Represent amounts in respect of the leasing of properties from China Telecom Group. Property lease related expenses include the fee for short-term leases, leases of low-value assets, variable lease payments not depending on an index or a rate and fee for non-lease components. (viii) Represent IT services provided to and received from China Telecom Group. (ix) Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group. (x) Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of communications channel and applications support platform and billing and deduction services, etc. (xi) Represent interest paid and payable to China Telecom Group with respect to the loans from China Telecom Group (Note 7). (xii) Represent consideration received in respect of disposal of subsidiaries from China Telecom Group (Note 2). (xiii) Represent amounts paid and payable to China Telecom Group in respect of payment and digital finance related services. (xiv) Represent amounts paid and payable to China Telecom Group primarily for usage of certain CDMA mobile communications network (“CDMA network”) facilities located in Xizang Autonomous Region, certain inter-provincial transmission optic fibres within its service regions and certain land use rights. (xv) Represent amounts related to financial services provided by Finance Company to China Telecom Group, including lending service, deposit service and other financial services. 038 China Telecom Corporation Limited Interim Report 2021

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 20. Related Party Transactions (Continued) (a) Transactions with China Telecom Group (Continued) Amounts due from/to China Telecom Group are summarised as follows: Accounts receivable 1,499 1,784 Contract assets 88 49 Prepayments and other current assets 735 1,189 Total amounts due from China Telecom Group 2,322 3,022 Accounts payable 19,935 19,272 Accrued expenses and other payables 9,842 11,279 Contract liabilities 162 217 Lease liabilities 496 489 Short-term debt 9,855 11,164 Long-term debt 4,000 11,000 Total amounts due to China Telecom Group 44,290 53,421 Amounts due from/to China Telecom Group, other than short-term debt, long-term debt and deposit with Finance Company included in accrued expenses and other payables, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt due to China Telecom Group are set out in Note 7. China Telecom Corporation Limited Interim Report 2021 039

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 20. Related Party Transactions (Continued) (b) Transactions with China Tower The principal transactions with China Tower are as follows: Tower assets lease related expenses (i) 5,982 5,777 Addition to right-of-use assets (i) 1,435 1,434 Interest expenses on lease liabilities (i) 329 419 Provision of IT services (ii) 17 15 Notes: (i) Represent amounts in respect of the lease of tower assets. Tower assets lease related expenses include the variable lease payments not depending on an index or a rate and fee for non-lease components. (ii) Represent IT and other ancillary services provided to China Tower. Amounts due from/to China Tower are summarised as follows: Accounts receivable 39 23 Prepayments and other current assets 103 138 Total amounts due from China Tower 142 161 Accounts payable 7,172 4,344 Accrued expenses and other payables 1,646 1,192 Contract liabilities 5 3 Lease liabilities 16,951 19,798 Total amounts due to China Tower 25,774 25,337 Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. 040 China Telecom Corporation Limited Interim Report 2021

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 20. Related Party Transactions (Continued) (c) Key management personnel compensation Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. Key management personnel compensation of the Group is summarised as follows: Short-term employee benefits 3,412 3,147 Post-employment benefits 561 442 3,973 3,589 The above remuneration is included in personnel expenses. (d) Contributions to post-employment benefit plans As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the above plans for the six-month period ended 30 June 2021 were RMB4,237 million (six-month period ended 30 June 2020: RMB2,981 million). The amount payable for contributions to the above defined contribution retirement plans as at 30 June 2021 was RMB732 million (31 December 2020: RMB746 million). China Telecom Corporation Limited Interim Report 2021 041

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six-month period ended 30 June 2021 20. Related Party Transactions (Continued) (e) Transactions with other government-related entities in the PRC The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”). Apart from transactions with parent company and its fellow subsidiaries (Note 20(a)) and China Tower (Note 20(b)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following: • rendering and receiving services, including but not limited to telecommunications services • sales and purchases of goods, properties and other assets • lease of assets • depositing and borrowing • use of public utilities These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not. The directors of the Company believe the above information provides appropriate disclosure of related party transactions. 042 China Telecom Corporation Limited Interim Report 2021

Other Information Management Discussion and Analysis According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed in this report, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2020 Annual Report. Purchase, Sale or Redemption of Listed Securities of the Company During the six-month period ended 30 June 2021, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities. Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company As at 30 June 2021, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Listing Rules. As at 30 June 2021, the Company has not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures. A Share Offering of the Company As disclosed in the announcement of the Company dated 29 July 2021, the CSRC has officially approved the A Share Offering of the Company in a written notice on 29 July 2021. Further announcement(s) will be made when appropriate to disclose any major updates and developments in respect of the A Share Offering in accordance with the Listing Rules, Part XIVA of the SFO (Cap. 571 of the Laws of Hong Kong) and other applicable laws and regulations. NYSE has Completed the Delisting Proceedings of American Depositary Shares As mentioned in the annual report published on 8 April 2021 and the announcement dated 7 May 2021, respectively, NYSE Regulation of The New York Stock Exchange LLC (the “NYSE”) had determined to proceed the delisting (the “Determination”) of the American Depositary Shares of the Company (NYSE stock ticker: CHA, the “ADSs”) and that a Committee of the Board of Directors of the NYSE has affirmed the Determination. The delisting of the Company’s ADSs has taken effect on 18 May 2021. The Company will continue to pay close attention to the development of related matters and will publish further announcement(s) as necessary and when appropriate. China Telecom Corporation Limited Interim Report 2021 043

Other Information Change of Directors, Supervisors and Senior Management since the Date of the 2020 Annual Report The changes in the biographical information relating to the Directors of the Company since the date of the Company’s 2020 Annual Report are set out below: On 23 March 2021, an announcement has been published by China Huarong Asset Management Co., Ltd. (“China Huarong”) that Mr. Tse Hau Yin, Aloysius, an Independent Non-Executive Director of the Company, has resigned as an Independent Non-Executive Director of China Huarong and the resignation shall be effective from the commencement of the term of office of the new Independent Non-Executive Director. Meanwhile, with effect from 3 June 2021, Mr. Tse Hau Yin, Aloysius no longer served as an Independent Non-Executive Director of OCBC Wing Hang Bank Limited. In order to satisfy the relevant requirement issued by the CSRC that the term of independent directors should not exceed six years, the Company has undertaken to actively seek and select appropriate candidates as independent directors after the completion of the A Share Offering, endeavouring to procure the change of Independent Non-Executive Directors who have served for more than six years at a shareholders’ meeting by 15 July 2022 provided that the effective functioning of the Company’s corporate governance mechanism can be assured. The Company will publish further announcement(s) as necessary and when appropriate in compliance with the Listing Rules and applicable laws and regulations. Save as stated above, there is no other information of the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The biographical details of the Directors, Supervisors and senior management are available on the website of the Company (www.chinatelecom-h.com). Material Interests and Short Positions in Shares and Underlying Shares of the Company As at 30 June 2021, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at the shareholders’ class meetings of the Company (excluding the Directors and Supervisors) in the shares and underlying shares of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows: China Telecommunications Corporation Guangdong Rising Holdings Group Co., Ltd. 57,377,053,317 (Long position) 5,614,082,653 (Long position) Domestic shares 85.57% 70.89% Beneficial owner Domestic shares 8.37% 6.94% Beneficial owner GIC Private Limited 1,560,593,002 (Long position) H shares 11.25% 1.92% Investment manager Save as disclosed above, as at 30 June 2021, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares and underlying shares of the Company. 044 China Telecom Corporation Limited Interim Report 2021

Other Information Audit Committee The audit committee has reviewed with management and the Company’s external auditor, PricewaterhouseCoopers, the accounting principles and practices adopted by the Group and discussed risk management, internal control and financial reporting matters of the Group including the review of the Interim Report for the six-month period ended 30 June 2021. Compliance with the Corporate Governance Code The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, continuously developing corporate governance practices and protecting shareholders’ interests to the maximum degree. The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2021. In the Company’s opinion, through supervision by the Board of Directors and Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many leading international corporations around the world also have similar arrangements. Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2021. Compliance with the Model Code for Securities Transactions by Directors and Supervisors The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code regarding the requirements in conducting securities transactions for the period from 1 January 2021 to 30 June 2021. China Telecom Corporation Limited Interim Report 2021 045

China Telecom Corporation Limited 100033 31 Jinrong Street, Xicheng District, Deijing, PRC, 100033 www.chinatelecom-h.com FSC www.fsc.org MIX paper from responsible sources FSCtm C007445